PROSHARE CAPITAL MANAGEMENT LLC

7501 WISCONSIN AVENUE, SUITE 100

BETHESDA, MARYLAND 20814

November 19, 2008

Michael McTiernan

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Mail Stop 4561

Washington, D.C. 20549

Re:	ProShares Trust II (the “Company”) Pre-Effective Amendment No. 5 to the Registration
Statement on Form S-1 (File No. 333-146801)

Dear Mr. McTiernan:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), ProShare Capital Management LLC as sponsor of the Company, hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-1, File No. 333-146801, so that the Registration Statement may be declared effective at 9:00 a.m. on Thursday, November 20, 2008, or as soon as practicable thereafter.

We hereby acknowledge that:

1.	Should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in this filing;

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

4.	The Company is aware of its respective obligations and responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the above referenced Registration Statement

Very truly yours,

PROSHARES TRUST II

By:	ProShare Capital Management LLC, as sponsor

By:	/s/ Michael L. Sapir
Name: Title:	Michael L. Sapir Chief Executive Officer